

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 3, 2008

By U.S. Mail and Facsimile

Mr. W. Kim Foster
Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

> **Re:** **FMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 001-02376**

Dear Mr. Foster:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 3. Legal Proceedings, page 21

1. Please tell us, with a view toward future disclosure, how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range or ranges of damages asserted by all other claimants.

Item 6. Selected Financial Data, page 26

2.      In future filings please disclose your cash dividends declared per common share. Please refer to Item 301 of Regulation S-K for guidance.

Management's Discussion and Analysis, page 28

Results of Operations, page 32

3.      We note that your presentation of the non-GAAP measure "after-tax income from continuing operations excluding restructuring and other income and charges" appears to violate Item 10(e)(1)(ii)(B) of Regulation S-K.  Please either remove your presentation of this non-GAAP measure or provide us an explanation of how this measure does not violate Item 10(e)(1)(ii)(B) of Regulation S-K.

Other Financial Data, page 35

4.      Your disclosure states that other income (expense), net is comprised primarily of LIFO inventory adjustments and pension expense.  Please supplementally tell us where these items have been classified on your consolidated statements of income.

Segment Results, page 35

5.      In future filings, please expand your discussion of revenue to quantify the specific factors that contributed to the fluctuation in your revenue from period-to-period. For example, you should quantify the impact that both volume and price had on the change in revenue by each of your reportable segments.

6.      In future filings, please quantify the reasons for any significant changes in your segment operating profit from period-to-period.  For example, you should quantify and disclose the reasons for the increases in your costs of sales and services and selling, general and administrative expenses.  You should also ensure that you explain the majority of the increase or decrease in your segment operating profit.  We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.  Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Liquidity and Capital Resources, page 41

European Credit Agreement, page 42

7.      In future filings, please quantify your target and actual leverage coverage and interest coverage ratios as of the date of the latest balance sheet presented.

Statements of Cash Flows, page 42

8.      In future filings, please expand your discussion of the statements of cash flows to address the underlying reasons for the significant year-to-year changes in your working capital items.

Commitments and Other Potential Liquidity Needs, page 43

9.      We note at December 31, 2007 that approximately 79% of your pension plan assets were represented by equity securities.  In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.  Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

Item 8. Financial Statements and Supplementary Data, page 49

Consolidated Balance Sheets, page 51

10.     The amount that you classify as accrued and other liabilities is approximately 26% of your total current liabilities.  Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of total current liabilities.  Please refer to Rule 5-02 of Regulation S-X for guidance.

Note 1 – Principal Accounting Policies and Related Financial Information, page 55

Basis of Consolidation and Basis of Presentation, page 55

11.     We note that you restated your financial statements to correct an error in the manner you recorded certain rebate accruals associated with your Agricultural Products segment.  Please tell us why you did not file an Item 4.02 Form 8-K to report such restatement.

Revenue Recognition, page 57

12.     Your disclosure indicates that you generate revenue from third-party producers, which reimburse you for research and development costs.  Please supplementally tell how much revenue has been earned from these third-party producers in 2007, 2006 and 2005.

Note 4 – Discontinued Operations – Reserve for Discontinued Operations at December 31, 2007 and 2006, page 65

13.     We note that $13.6 million, or approximately 40%, of the reserve for discontinued operations relates to "other discontinued operations reserves".  We also note that the majority of spending during 2007, 2006, and 2005 related to "other discontinued operations reserves".  In this regard, please supplementally tell us and quantify what items are included in "other discontinued operations reserves."

Item 9A. Controls and Procedures, page 106

14.     We note that your disclosure controls and procedures are "effective".  However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act.  Please confirm to us, for the year ended December 31, 2007 and the interim periods ended March 31, 2008, June 30, 2008, and September 30, 2008, that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Definitive Proxy Statement on Schedule 14A filed March 14, 2008

Annual Incentive Awards, page 26

15.     Please confirm that in future filings, you will ensure that you disclose any target financial measures that were material in determining the amount of incentive awards or other forms of compensation.  For example, while we note that you disclosed the approved BPI for Messrs. Foster and Walter that you used to help determine their 2007 incentive awards, you did not include this information for the other named executive officers.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 19 – Guarantees, Commitments, and Contingencies, page 20

Contingencies, page 21

16.     With regard to the putative class action complaint against producers of hydrogen peroxide, please tell us whether you believe it is remote or reasonably possible that material losses may have resulted from this matter.

                              *       *       *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 if you have any questions regarding comments on legal matters.  If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Accounting Branch Chief